CUSIP No. 78027P109	Page 1 of 24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ROYAL FINANCIAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78027P109
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 78027P109	Page 2 of 24

1.	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 83,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 83,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 3 of 24

1.	NAME OF REPORTING PERSON Financial Edge — Strategic Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 44,900

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 44,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 4 of 24

1.	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 47,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 47,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 5 of 24

1.	NAME OF REPORTING PERSON PL Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 189,800

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 189,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 6 of 24

1.	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 47,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 47,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 7 of 24

1.	NAME OF REPORTING PERSON PL Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 246,800

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 246,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 8 of 24

1.	NAME OF REPORTING PERSON John W. Palmer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,000

	8.	SHARED VOTING POWER 246,800

	9.	SOLE DISPOSITIVE POWER 2,000

	10.	SHARED DISPOSITIVE POWER 246,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 78027P109	Page 9 of 24

1.	NAME OF REPORTING PERSON Richard J. Lashley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,000

	8.	SHARED VOTING POWER 246,800

	9.	SOLE DISPOSITIVE POWER 2,000

	10.	SHARED DISPOSITIVE POWER 246,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 78027P109	Page 10 of 24

1.	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 10,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 10,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 78027P109	Page 11 of 24

1.	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 61,900

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 61,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 12 of 24

Item 1.	Security and Issuer

                The initial Schedule 13D, dated January 24, 2005, was filed with the Securities and Exchange Commission on January 31, 2005 (the “Initial Schedule 13D”). Amendment No. 1 to the Initial Schedule 13D, dated October 7, 2005, was filed with the Securities and Exchange Commission on October 12, 2005. Amendment No. 2 to the Initial Schedule 13D, dated June 25, 2007, was filed with the Securities and Exchange Commission on June 26, 2007 (“Amendment No. 2”). Amendment No. 3 to the Initial Schedule 13D, dated July 31, 2007, was filed with the Securities and Exchange Commission on August 3, 2007 (“Amendment No. 3”). Amendment No. 4 to the Initial Schedule 13D, dated September 5, 2007, was filed with the Securities and Exchange Commission on September 5, 2007 (“Amendment No. 4”). This Amendment No. 5 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Royal Financial, Inc. (the “Company” or “Royal Financial”). The address of the principal executive offices of the Company is 9226 South Commercial Avenue, Chicago, Illinois 60617.

Item 2.	Identity and Background

                This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to Amendment No. 2 as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

•	PL Capital Offshore, Ltd., a Cayman Islands company ("PL Capital Offshore");

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund ("PL Capital");

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

CUSIP No. 78027P109	Page 13 of 24

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC");

•	John W. Palmer and Richard J. Lashley, as (1) individuals, (2) Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and (3) members of the Board of Directors of PL Capital Offshore; and

•	Richard J. Lashley, individually through his Individual Retirement Account ("IRA").

                (a)-(c)        This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore. Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer individually; and

(4)	shares of Common Stock held by Mr. Lashley through his IRA.

                The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

                The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

                The business address of Mr. Lashley's IRA is 2 Trinity Place, Warren New Jersey 07059.

                The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

CUSIP No. 78027P109	Page 14 of 24

                (d)      During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)      During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                (f)      Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

                In aggregate, the Group owns 250,800 shares of Common Stock of Royal Financial acquired at an aggregate cost of $3,025,306.

                The amount of funds expended by Financial Edge Fund to acquire the 83,000 shares of Common Stock it holds in its name was $1,000,300. Such funds were provided from Financial Edge Fund’s available capital.

                The amount of funds expended by Financial Edge Strategic to acquire the 44,900 shares of Common Stock it holds in its name was $534,457. Such funds were provided from Financial Edge Strategic’s available capital.

                The amount of funds expended by Focused Fund to acquire the 61,900 shares of Common Stock it holds in its name was $766,845. Such funds were provided from Focused Fund’s available capital.

                The amount of funds expended by PL Capital Offshore to acquire the 10,000 shares of Common Stock it holds in its name was $116,025. Such funds were provided from PL Capital Offshore’s available capital.

                The amount of funds expended by Goodbody/PL LP to acquire the 47,000 shares of Common Stock it holds in its name was $557,493. Such funds were provided from Goodbody/PL LP’s available capital.

                The amount of funds expended by Mr. Palmer to acquire the 2,000 shares of Common Stock he holds in his name was $25,066. Such funds were provided from Mr. Palmer’s personal funds.

                The amount of funds expended by Mr. Lashley in his IRA to acquire the 2,000 shares of Common Stock he holds in his name was $25,120. Such funds were provided from funds in Mr. Lashley’s IRA.

CUSIP No. 78027P109	Page 15 of 24

                Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America Securities Corp., if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

                The PL Capital Group owns 9.7% of the Company, based upon the Company’s aggregate outstanding 2,575,502 shares of Common Stock. PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the value of the Common Stock. In a letter dated July 5, 2007, from PL Capital to the Board of Directors of Royal Financial, PL Capital requested that Royal Financial expand its Board of Directors by one seat and add PL Capital representative John W. Palmer (a copy of this letter is attached to Amendment No. 3 as Exhibit 2). In a letter dated July 27, 2007, from Alan Bird, the Royal Financial Chairman of the Board of Directors, to PL Capital, Royal Financial informed PL Capital that Royal’s Board had declined to add Mr. Palmer to the Board (a copy of this letter is attached to Amendment No. 3 as Exhibit 3). In a letter dated July 31, 2007 (a copy of this letter is attached to Amendment No. 3 as Exhibit 4, along with a related press release attached to Amendment No. 3 as Exhibit 5), from PL Capital to Mr. Bird, PL Capital informed Royal Financial, among other things, that:

•	PL Capital intends to run a proxy contest for board seats in 2008;

•	Mr. Bird should resign immediately as Chairman of the Board of Directors because Mr. Bird is not an independent member of the Board;

•	The current composition of the Board of Directors (five directors, of which two, and arguably three, are not independent) leaves the Board and its individual members open to legal challenges; and

•	The Board of Directors may have violated Royal Financial’s certificate of incorporation and by-laws by suspending Mr. Donald Moll as a director, thereby leaving the Board and its individual members open to legal challenges.

                In a letter dated September 5, 2007, from Mr. Palmer to the Corporate Secretary of Royal Financial, Mr. Palmer requested an opportunity to examine Royal Financial’s stock ledger, current list of the stockholders of Royal Financial and certain minutes and records of Royal Financial (the “shareholder materials”) for the purposes of communicating with stockholders regarding the upcoming 2007 Annual Meeting and the current management of Royal Financial (a copy of this letter is attached to Amendment No. 4 as Exhibit 6).

CUSIP No. 78027P109	Page 16 of 24

                On September 19, 2007, Royal Financial sent Mr. Palmer a letter responding to his demand for shareholder materials (a copy of this letter is attached as Exhibit 7 to this Amended Schedule 13D). Pursuant to this letter, Royal Financial provided, or agreed to provide, to the extent applicable or available, all of the requested shareholder materials other than the list of current employee participants in Royal Financial’s ESOP (on grounds it is confidential corporate information) and certain minutes and records of Royal Financial relating to the 2007 Annual Meeting (as PL Capital withdrew this request).

                On October 5, 2007, Royal Financial announced that its Board of Directors has decided to examine all options to maximize stockholder value, including but not limited to, a sale of Royal Financial. Additionally, Royal Financial stated that James A. Fitch, Jr. was appointed Chairman of the Board and that Leonard Szwajkowski was appointed as CEO and President and a Director. On October 8, 2007, PL Capital issued a press release announcing that in light of Royal Financial’s actions, PL Capital intends to vote for the incumbent directors at the upcoming Royal Financial Annual Meeting scheduled for October 31, 2007 (a copy of this press release is attached as Exhibit 8 to this Amended Schedule 13D). PL Capital also stated that it had previously intended to vote to withhold on all of the incumbent directors up for reelection at the 2007 Annual Meeting.

                Members of the PL Capital Group may make further purchases of shares of Common Stock, although it has no present intention of acquiring more than 9.9% of the Common Stock. Members of the PL Capital Group may dispose of some or all of the shares of Common Stock held by them.

                To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

                The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,575,502, reported as the number of outstanding shares as of September 19, 2007 on the Company’s Form DEF 14A filed and dated October 5, 2007.

                The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days.

CUSIP No. 78027P109	Page 17 of 24

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund over the shares of Common Stock that Focused Fund holds.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made no purchases or sales of Common Stock in the past 60 days.

CUSIP No. 78027P109	Page 18 of 24

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Offshore over the shares of Common Stock that PL Capital Offshore holds.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock in the past 60 days.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

CUSIP No. 78027P109	Page 19 of 24

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days.

(K)	Richard Lashley’s IRA

(a)-(b)	See cover page.

(c)	Richard Lashley’s IRA has made no purchases or sales of Common Stock in the past 60 days.

(d)	Mr. Lashley is the sole beneficiary of his IRA and has sole voting and dispositive power with regard to the shares of Common Stock held by the IRA.

CUSIP No. 78027P109	Page 20 of 24

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any. Mr. Lashley is the sole beneficiary of his IRA.

                Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 78027P109	Page 21 of 24

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter from PL Capital, LLC to the Board of Directors of Royal Financial, Inc.,
dated July 5, 2007.*
3	Letter from Chairman of the Board of Directors of Royal Financial, Inc. to PL Capital,
LLC, dated July 27, 2007.*
4	Letter from PL Capital, LLC to the Board of Directors of Royal Financial, Inc., dated
July 31, 2007.*
5	Press Release dated August 2, 2007.*
6	Letter from John W. Palmer to Corporate Secretary of Royal Financial, Inc., dated
September 5, 2007.*
7	Letter from Royal Financial, Inc. to John W. Palmer, dated September 19, 2007.
8	Press Release dated October 8, 2007.
____________ *Previously filed.

CUSIP No. 78027P109	Page 22 of 24

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 9, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 78027P109	Page 23 of 24

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 78027P109	Page 24 of 24

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

PL CAPITAL GROUP ENCOURAGED BY ROYAL FINANCIAL'S RECENT
ANNOUNCEMENT

Naperville, IL. October 8, 2007: The PL Capital Group is encouraged by the recent announcement by Royal Financial, Inc. (OTC Bulletin Board: RYFL.OB). In an October 5, 2007 press release, Royal Financial announced that its Board of Directors has decided to examine all options to maximize stockholder value, including but not limited to, a sale of Royal Financial. In the press release, Royal Financial also announced that James A. Fitch, Jr. was appointed Chairman of the Board and that Leonard Szwajkowski was appointed as CEO and President and a Director. The PL Capital Group fully supports these actions, which are consistent with PL Capital Group’s recommendations to Royal, as noted in PL Capital’s press release dated August 2, 2007.

Prior to Royal’s October 5, 2007 announcement, PL Capital had intended to vote to withhold on all of the incumbent directors up for re-election at the upcoming Royal Financial Annual Meeting, currently scheduled for October 31, 2007. In light of the announcement by Royal Financial, PL Capital has informed Royal Financial Chairman James Fitch that PL Capital intends to vote for the incumbent directors at the upcoming Annual Meeting.

PL Capital also informed Mr. Fitch that PL Capital would be respectful of the Board’s authority to manage the strategic alternative review process as long as it was a “full and fair process”, but that PL Capital may run a proxy campaign for board seats in connection with the 2008 Annual Meeting if needed.

The PL Capital Group is Royal Financial’s largest shareholder. In the aggregate, PL Capital owns 250,500 shares or 9.7% of Royal Financial’s outstanding shares. PL Capital has owned these shares for several years, since shortly after Royal Financial’s mutual to stock conversion in January 2005.

Royal Financial, Inc. is the holding company for Royal Savings Bank, a retail oriented savings bank operating through its main office in Chicago, IL and four branch offices located in the suburbs of Chicago. PL Capital LLC is an investment management firm specializing in the banking industry.

Contact:
Richard J. Lashley	John W. Palmer
Principal	Principal
PL Capital, LLC	PL Capital, LLC
973-360-1666	630-848-1340
bankfund@aol.com	palmersail@aol.com

Royal Financial, Inc.           9226 S Commercial Avenue            Chicago, lllinois 60617            Phone 773-768-4800

September 19, 2007

Via Messenger

Mr. John W. Palmer
4216 Richwood Court
Naperville, Illinois 60564

Re: Demand for Stock Ledger, Stockholder List, Minutes and Records

Dear Mr. Palmer:

        This letter is a subsequent follow-up to your letter dated September 5, 2007 (“your letter”), and our conversation on September 14,2007 regarding your demand for inspection of, among other things, the stockholder list, stock ledger and minutes and records of Royal Financial, Inc. (the “Company”).

        Pursuant to the Company’s letter to you dated September 12,2007 and our subsequent conversation referenced above, we have enclosed the following documents which we believe are responsive to the specific requests outlined in your letter, to the extent either applicable or available:

        1.)        A list of the current registered stockholders of the Company, as of September 19, 2007.

        2.)        In response to paragraph 1 of your letter, the Company’s transfer agent has confirmed that no stock transfer sheets have been generated since September 19, 2007, the date of the list of current registered stockholders of the Company being provided to you under paragraph 1 above. To the extent any such transfer sheets are received by the Company from its transfer agent subsequent to the date hereof, we will forward a copy to you as soon as reasonably practicable.

        3.)        In response to paragraph 2 of your letter, a copy of the Company’s Security Position Report from DTC dated September 19,2007.

        4.)        In response to paragraph 3 of your letter, we have requested a list of the Company’s non-objecting owners and acquiescing beneficial owners from ADP/Broadridge, dated as of September 19,2007 (the “NOBO list”). We expect to receive a copy of the NOBO list no later than September 27,2007. Once we receive a copy of the list, we will forward a copy to you via overnight delivery.

        5.)        In response to paragraph 4 of your letter, please be advised that the list of current employee participants in the Company’s ESOP is considered confidential corporate information, and, accordingly, the Company cannot provide that information to you at this time.

        6.)        In response to paragraphs 5 through 9 of your letter, please note that we have been advised by the Company’s transfer agent that the proxy lists you refer to either do not exist anymore and/or any and all of the information requested regarding the Company’s stockholders who own their shares in street name is included in the NOBO list, a copy of which is being provided to you. If you do not agree with this understanding, please advise us so that we understand your request correctly and can provide the information you seek.

        7.)        In response to paragraph 10 of your letter, pursuant to our conversation referenced above, 1 understand that you have withdrawn your request to review the corporate minutes and other records of the Company relating to the Company’s upcoming annual stockholders meeting referenced in your letter. If this understanding is not correct, please advise.

        To the extent the Company is notified of any modification of, additions to or deletions from, any of the information we have noted above that we are providing to you subsequent to the date hereof, we will forward copies of such information to you as soon as reasonably practicable after it becomes available to the Company.

        Please note that the Company will separately invoice you for the cost of obtaining and providing copies of the above-referenced documents to you, including the cost of delivery, and we understand from your letter that you agree to bear such costs.

        If you have any questions or would like to discuss further, please feel free to contact me directly, or Royal’s corporate counsel, Mr. Daniel C. McKay, II or Ms. Jennifer Durham King of Vedder, Price, Kaufman & Kammholz, P.C., at 312-609-7762.

Very truly yours, /s/ Leonard Szwajkowski Leonard Szwajkowski Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer

cc:	Mr. Phillip M. Goldberg Foley & Lardner LLP Mr. Daniel C. McKay II, Ms. Jennifer Durham King Vedder, Price, Kaufman & Kammholz, P.C.